Exhibit 99.15

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Announces 2016 Year-End Results

Halifax, Nova Scotia; March 30, 2017 – Immunovaccine Inc. (“Immunovaccine” or the “Corporation”) (TSX: IMV; OTCQX: IMMVF), a clinical stage vaccine and immunotherapy company, today announced its financial and operational results for the year ended December 31, 2016.

“In 2016, our company continued to leverage the competitive advantage provided by our proprietary DepoVax™ technology,” said Frederic Ors, Chief Executive Officer at Immunovaccine. “We advanced multiple Phase 1/2 clinical programs, thus, in our view, emerging as one of the major forces among clinical stage companies seeking to develop combination immunotherapies.”

“Important accomplishments of note include:

•	“Our DepoVax™ technology yielded three novel and proprietary clinical stage disease product candidates in DPX-Survivac, DPX-RSV, and DPX-E7;

•	“We continued to expand our work with world-class collaborators, which currently include Merck, Incyte Corporation, the Dana Farber Cancer Institute, Leidos and UConn Health; and,

•	“Our leadership team attracted several industry veterans from successful biotechnology companies with the necessary experience to support our advancing clinical programs and our anticipated commercialization opportunities.”

DPX-Survivac and the Corporation’s Immuno-Oncology Program

In 2016, Immunovaccine’s immuno-oncology program focused on developing its lead product candidate, DPX-Survivac, in ovarian cancer. Key milestones included:

•	Dosing the first patient in a Phase 1b trial in collaboration with Incyte Corporation, believed to be the first triple combination immunotherapy in development for ovarian cancer. Recently announced early data from this trial provided the first clinical demonstration of DPX-Survivac’s potential to increase T-cell activity in tumors.

•	Announcing additional topline data from its Phase 1/1b trial evaluating DPX-Survivac in ovarian cancer. These findings provided key insights that will inform future trials – including an optimal dosing schedule and the potential for DPX-Survivac to evoke T-cell responses.

•	Receiving Orphan Drug Designation (ODD) status from the European Medicines Agency (“EMA”) for DPX-Survivac for the treatment of ovarian cancer in the European Union (EU).

“Taken together, we believe that these elements position our DPX-Survivac product candidate as an ideal component of future combination therapies, and we plan to pursue these opportunities in 2017,” said Mr. Ors.

The Corporation also presented research at the American Association for Cancer Research (AACR) Annual Meeting 2016, showing enhanced activity of anti-PD-1 agents when combined with DPX-based vaccines. This combination also showed anti-cancer activity for tumors previously unresponsive to checkpoint inhibitor therapies.

“This AACR data serves as another tool in our arsenal to pursue additional collaborations with DepoVax™-based anti-cancer combinations, particularly in the critical field of checkpoint inhibitors,” stated Mr. Ors. “To that end, in early 2017, we have already announced plans for an investigator-sponsored Phase 2 trial in ovarian cancer, which will evaluate DPX-Survivac and low-dose cyclophosphamide in combination with Merck’s approved anti-PD-1 drug, pembrolizumab.”

“Finally, with an eye to the future of our immuno-oncology pipeline, we initiated our DPX-NEO program, partnering initially with UConn Health,” continued Mr. Ors. “Our proof-of-concept preclinical study indicated that neoepitopes formulated with the DepoVax™ platform show enhanced anti-cancer activity.”

DPX-RSV and Other Applications

In 2016, the Corporation released positive topline results from a Phase 1 clinical study evaluating DPX-RSV, Immunovaccine’s DepoVax™-based, small B cell epitope peptide vaccine candidate for respiratory syncytial virus (RSV). These results confirmed earlier-reported interim data, demonstrating a positive safety profile and durable, robust immunogenicity; the data showed antigen-specific immune responses six months or more after the last vaccination in over 90% of participants.

“We have operated under the premise that DepoVax™-based vaccines have applications in multiple disease areas, and we believe our DPX-RSV program is a convincing proof-of-concept indicator that underscores this potential,” stated Mr. Ors. “While others in our industry have struggled with setbacks in clinical programs for RSV, in our view, our DPX-RSV trial resulted in positive topline clinical data. With these findings in hand, we are completing additional analyses to further demonstrate the mechanism of action of our unique RSV vaccine target.”

Corporate and Financing Updates

The Corporation made several significant leadership appointments in 2016 and early 2017, namely:

•	Frederic Ors was appointed CEO in April 2016;
•	Gabriela Rosu, MD, joined as the Corporation’s first Chief Medical Officer (CMO);
•	Pierre Labbé became Chief Financial Officer (CFO);
•	Shermaine Tilley joined as a member of the Board of Directors; and,
•	Andy Sheldon was appointed Chairman of the Board of Directors.

“As our clinical program has grown, so too has the leadership of the Corporation evolved to support our focus on late stage clinical programs, and expanded business development and financing efforts,” noted Mr. Ors.

Immunovaccine also completed two $8M CAN financings in 2016. “These deals were instrumental in extending the runway of clinical and research activities, providing tangible recognition of our recent achievements and long-term potential. Through these efforts, we have strengthened our investor base, further supporting, in our view, our growth and value creation,” said Mr. Ors.

“In 2016, we have seen that our core technology, fundamental science, and clinical strategy are strong, and the right people are in place to drive value from them. The nature of the organizations partnering with us, and the clinical results we have seen thus far from our vaccine candidates, lend, in our mind, credibility to the inherent value of our DepoVax™-based approach,” continued Mr. Ors.

“In evolving from a DepoVax™-focused biotechnology company into a drug developer with multiple clinical candidates, we have made continued progress in our mission to make immunotherapies more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases,” said Mr. Ors.

Annual Financial Results

The Corporation prepares its audited annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Chartered Professional Accountants of Canada Handbook - Accounting - Part 1 (“CPA Canada Handbook”), which consist of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar figures are $CAN unless otherwise noted.

The net loss and comprehensive loss of $8,896,000 for the year ended December 31, 2016 was $121,000 higher than the net loss and comprehensive loss during the year ended December 31, 2015. This relates mainly to a $1,089,000 decrease in research and development (R&D) expenses, a $545,000 decrease in business development and investor relations expenses, offset by a $1,105,000 increase in accreted interest and adjustments, $455,000 increase in general and administrative expenses and an impairment loss of $195,000.

At December 31, 2016, the Corporation had cash and cash equivalents of $13,547,000 and working capital of $12,982,000, compared to $3,842,000 and $3,823,000, respectively at December 31, 2015. For the year ended December 31, 2016, the Corporation’s average quarterly “cash burn rate” (defined as net loss for the period adjusted for non-cash transactions including amortization, depreciation, accretion of long-term debt, and stock-based compensation) was approximately $1.5 million. Based on the current business plan, the Corporation forecasts the cash burn rate to be between $2 million to $3 million per quarter over the next twelve months.

As of March 30, 2017, the number of issued and outstanding common shares of the Corporation was 118,954,409. As of March 30, 2017, the number of outstanding stock options was 6,243,947.

The Corporation’s audited annual consolidated financial statements for 2016 and the management discussion and analysis (MD&A), are available on SEDAR at www.sedar.com.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Corporation’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing its lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. An investigator-sponsored Phase 2 study is currently assessing the safety and efficacy of DPX-Survivac combined with an approved anti-PD-1 drug in advanced ovarian cancer. The Corporation is also exploring additional applications of DepoVax™, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals and the matters discussed under “Risk Factors and Uncertainties” in Immunovaccine’s Annual Information Form filed on March 30, 2017. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: Plabbe@imvaccine.com